

April 20, 2011

<u>Via U.S. Mail</u>

Richard B. Vilsoet
Vice President, General Counsel and Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408

> **Re: Dycom Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed on: March 25, 2011**
> **File No.: 333-173059**

Dear Mr. Vilsoet:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that C-2 Utility Contractors, LLC, a subsidiary guarantor, has not submitted the Form S-3 for filing on EDGAR. Please advise, or otherwise ensure that this subsidiary guarantor has properly filed the registration statement on EDGAR.

2. We note that in your descriptions of debt securities of Dycom Industries, debt securities of Dycom Investments, stock purchase contracts and debt purchase contracts, you state that these securities may be convertible into or include

securities of third parties. Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act C&DI paragraph 203.03 and the *Morgan Stanley & Co., Incorporated* no-action letter (June 24, 1996) issued by the Division. If you wish to include the third-party securities, please give us your analysis why registration under the Securities Act is not required, and include this third-party information. If you do not wish to offer third-party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

3. If you intend to offer securities of third-party issuers upon conversion of Dycom Investments' debt securities, please also provide us with your analysis as to why the use of Form S-3 is appropriate to register Dycom's debt securities. In this regard, please see General Instruction I.C.3. of Form S-3, which provides that a majority-owned subsidiary of an S-3 eligible company may offer securities registered on Form S-3 if they are non-convertible securities, other than common equity. Please also see Securities Act Forms C&DI paragraph 217.02 located on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, which provides that securities of the subsidiary convertible into common equity of its S-3 eligible parent may be registered on Form S-3.

Calculation of Registration Fee

4. We note from footnote (1) to the fee table that you are purporting to register an indeterminate amount of securities which may be issuable upon conversion or exchange of debt securities, preferred stock and warrants, and that separate consideration may or may not be received for securities issuable upon conversion, exchange, or exercise of such securities. Please revise to clarify that any such securities are among those specifically identified in the fee table. It should be clear that any securities underlying convertible or exchangeable securities are registered and included in the fee table.

5. Also in footnote (1), you state that the securities registered may be sold by the issuers as units; the units, however, are not listed in the Calculation of Registration Fee table or the Prospectus Cover Page. We also note that a Form of Unit Agreement is listed as Exhibit 4.9 in the Exhibit Index. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

6. In footnote (4) you disclose that the registration of Common Stock includes preferred stock purchase rights. On page 27 you disclose that these rights expire on the earlier of certain events set forth in the shareholders rights plan and April 4,

2011. To the extent that these rights remain outstanding, please list them as a separate category of securities being registered, and arrange for counsel to opine on the legality of the preferred stock purchase rights.

Prospectus Cover page

7. Please include the page number where the risk factor disclosure appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

About this Prospectus, page ii

8. We note the disclosure in the fourth paragraph that the "prospectus contains summaries of certain documents, but reference is made to the actual documents for complete information. All summaries are qualified in their entirety by such reference." Please be advised that the disclosure in your prospectus regarding the contents of any contracts or other documents should be materially complete. We also note that you may not qualify your disclosure by reference to the contract or other document, as it is inconsistent with Rule 411 of Regulation C. Please revise your disclosure accordingly.

Description of Debt Securities of Dycom Industries, Inc. and Guarantees, page 4

Guarantees, page 6

9. Please disclose whether the guarantees of Dycom Investments and the guarantees of the subsidiary guarantors will be full and unconditional.   Further, please disclose whether the Dycom Investments guarantees, together with the guarantees of the subsidiary guarantors will be joint and several. This comment also applies to your discussion of the guarantees on page 17 and the prospectus cover page.

Description of Capital Stock, page 27

10. We note the statement in the introductory paragraph that the description of capital stock is "qualified by reference" to the company's certificate of incorporation, bylaws, which are incorporated by reference as exhibits into the registration statement. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required to be included in the prospectus. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Signatures, page II-13

11. Please have the registration statement signed by the controller or the chief accounting officer of Apex Digital, LLC. See Instruction 1 to Signatures on Form S-3.

Exhibit 4.4 – Form of Indenture for debt securities of Dycom Industries, Inc.
Exhibit 4.5 – Form of Indenture for debt securities of Dycom Investments, Inc.

12. It appears that you have not filed the forms of these two agreements as exhibits to the registration statement, despite footnote ** indicating otherwise. Please ensure that you file these agreements as exhibits with your next amendment.

Exhibit 5.1 Opinion of Shearman & Sterling LLP

13. The assumptions as to state law matters set forth in clauses (f)(i) and (f)(ii) on page eight of the opinion are not appropriate. Please have counsel revise its opinion to remove the assumptions or to state that counsel is relying on local opinion of counsel with regard to these matters, and file any such local opinions as exhibits to the registration statement.

14. Please revise clause (f)(iii)(A) to remove the current application ("do not") of this assumption. Please also amend clause (f)(iii)(C) to clarify that the assumption only relates to documents and agreements not filed as exhibits to Dycom's SEC filings.

15. Please explain the purpose and the intended effect of excluding from the definition of "Generally Applicable Law" the laws, rules and regulations discussed in the last sentence of the definition. We may have additional comments following the review of your response.

16. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR, or in the alternative, revise the legal opinion to specifically include them.

17. Please have counsel revise the opinion set forth in enumerated paragraph 6 to also opine that the depositary shares will entitle the holders to the rights specified in the Deposit Agreement.

18. Please explain the significance of the assumptions set forth in the last sentence of paragraph (b) on the last page of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel's opinion.

Exhibit 5.2 – Opinion of Akerman Senterfitt

19. The qualifications and exceptions set forth in the first full paragraph on page two of the opinion are somewhat ambiguous and difficult to understand. For example it is unclear what the effect of opinion items "not directly or definitively addressed" by authorities is (see clause (b)).   Please have counsel clarify and simplify these

qualifications and exceptions. We may have additional comments following the review of the revised language.

Exhibit 25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended of the trustee for the debt securities of Dycom Industries, Inc.

Exhibit 25.2 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended of the trustee for the debt securities of Dycom Investments, Inc.

20. We note your footnote disclosure to Exhibits 25.1 and 25.2 related to Statement of Eligibility of Trustee, Form T-1.   Please note that you should file Form T-1 under electronic form type "305B2" rather than in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For further guidance, please see Trust Indenture Act of 1939 C&DI Section 220.01 found in the Division of Corporation Finance page of our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please amend footnote *** to the index accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael J. Schiavone, Esq. (Via Facsimile at (212) 848-7179)
     Shearman & Sterling LLP